SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended May 31, 2002
                         Commission file number 0-5131

             Art's Way Manufacturing Co., Inc. 401(k) Savings Plan
                           (Full title of the plan)

                       Art's Way Manufacturing Co., Inc.
                            (Issuer of securities)

                      P.O. Box 288, Armstrong.  IA 50514
                    (Address of principal executive office)

                             Required Information

Enclosed are the plan financial statements and schedules as of May 31, 2002 and 2001 and for the years then ended prepared in accordance with financial reporting requirements of ERISA.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

11/30/02           Art's-Way Manufacturing Co., Inc. 401 (k) Savings Plan
(Date)                             (Name of Plan)


                                       /s/ John C. Breitung
                                           President

		      ART'S-WAY MANUFACTURING CO., INC.
                               401(k) SAVINGS PLAN
                Financial Statements and Supplemental Schedule
                              May 31, 2002 and 2001
                  (With Independent Auditors' Report Thereon)


                      ART'S-WAY MANUFACTURING CO., INC.
                               401(K) SAVINGS PLAN

Table of Contents
                                                           Page

Independent Auditors' Report                                 1

Statements of Net Assets Available for Plan Benefits	     2

Statements of Changes in Net Assets Available for
    Plan Benefits                                            3

Notes to Financial Statements			             4

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets
          (Held at End of Year)                              9



                         Independent Auditors' Report

The Plan Administrator
Art's-Way Manufacturing Co., Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Art's-Way Manufacturing Co., Inc. 401(k) Savings Plan (the Plan) as of May 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the financial statements, the 2001 financial statements have been restated to properly reflect the cash surrender value of life insurance policies in the Plan's net assets as of May 31, 2001.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of May 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 27, 2002
Omaha, Nebraska

                    ART'S-WAY MANUFACTURING CO., INC.
                          401(K) SAVINGS PLAN

           Statements of Net Assets Available for Plan Benefits
                         May 31, 2002 and 2001
		                                      2002	   2001
Assets:

  Investments, at contract value                  $1,925,305    2,147,941
  Investments, at fair value                       5,009,952    4,397,655
  Participant loans, at unpaid balances              129,752      166,587
                                                   7,065,009    6,712,183

  Employee contributions receivable                     -           1,285

                                                  $7,065,009    6,713,468

See accoompanying notes to financial statements.


                   ART'S-WAY MANUFACTURING CO., INC.
                         401(K) SAVINGS PLAN

       Statements of Changes in Net Assets Available for Plan Benefits
                    Years ended May 31, 2002 and 2001

		                           2002         2001

Additions to net assets
 attributed to:
Investment income:
Net appreciation
in fair value of investments           $  451,746     462,821
Demutualization compensation              479,631        -
Interest income                           123,976     209,275

Net investment income                   1,055,353     672,096

Contributions:
Participants                              129,542     154,189
Other                                         108        -

Total contributions                       129,650     154,189

Total additions                         1,185,003     826,285

Deductions from net
 assets attributed to:
   Benefits paid to
    participants	                  822,454   1,328,379
   Administrative expenses                 11,008      14,655

   Total deductions                       833,462   1,343,034

   Net increase (decrease)                351,541    (516,749)

Net assets available for
 plan benefits:
   Beginning of year                    6,713,468   7,138,589
   Prior period adjustment to
     reflect cash surrender value
     of life insurance contracts             -         91,628
   Restated beginning of year balance   6,713,468   7,230,217


End of year                           $ 7,065,009   6,713,468


See accompanying notes to financial statements


                  ART'S-WAY MANUFACTURING CO., INC.
                          401(K) SAVINGS PLAN

                   Notes to Financial Statements
                       May 31, 2002 and 2001

(1)  Organization

The Art's-Way Manufacturing Co., Inc. 401(k) Savings Plan (the Plan) is sponsored by Art's-Way Manufacturing Co., Inc. (the
Company). The Company is a manufacturer of specialized farm machinery and equipment which it markets under its own and private labels. The Plan is a defined contribution retirement plan for eligible Company employees, established on May 31, 1971, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Management believes the Plan is in compliance with such provisions.

Plan Description

The following summary of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

(a) Eligibility

The Plan covers any employee who has completed six months of service, as defined.

(b) Participant Contributions

Upon enrollment in the Plan, a participant may direct employee contributions in any of the eight investment options. A participant may make deductible contributions of up to 15% under a salary deferral agreement. The Plan also provides for rollovers of lum-sum distributions by participants from certain individual retirement accounts or a qualified 401(k) plan.

(c) Employer Contributions

The Company may make matching contributions equal to a discretionary percent, to be determined by the Company and the Company may make a discretionary contribution out of its current or accumulated net profit. The Company did not make any matching or discretionary contributions during the Plan years ended May 31, 2002 or 2001.

When the Company makes a matching contribution, it is added to the accounts of those participants who have made contributions for the year, as noted above. The matching contribution under the Plan shall be equal to a discretionary percentage of the participant's salary reductions as determined by the employer.

The Company's discretionary contribution is shared by all plan members, whether or not they have made contributions, based on the member's compensation compared to all participants' combined compensation and years of service.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting

Participants' contributions and earnings thereon are immediately vested. Vesting in the remainder of their accounts is based on credited years of service, as defined. A participant is 100% vested after six credited years of service.

(f) Participant Loans

The Plan allows participants to borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans bear interest at rates that range from 5.75% to 10.50%, which were based on the rate of one percent over the Company's prime lending rate in effect on the date of the loan application. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction from one to five years.

(g) Payment of Benefits

Upon retirement, death, disability, or termination, all vested amounts attributed to a participant's account may be withdrawn on the May 31, August 31, November 30 or February 28 coincident with or next following such event. The accumulated vested balances are generally distributed in the form of a lump-sum settlement unless an election for installment payments or an annuity has been made by the employee prior to retirement or death.

During an employee's active career with the Company, part or all of a participant's contributions and earnings thereon may be withdrawn due to hardship and based on plan limitations. Such hardship withdrawals are permitted when conditions, as specified by the Plan, are met and are subject to limits allowed by law.

(h) Forfeitures

Nonvested employer matching and discretionary contributions and earnings thereon are forfeited and are used to reduce administrative expenses paid by the Company. For the Plan years ended May 31, 2002 and 2001, forfeitures were $2,711 and $487, respectively.

(i)  Administrative Expenses

Substantially all of the administrative fees and expenses of the Plan are paid by the Company.

(2)  Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

(b)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value by reference to quoted market prices except for the Plan's investment in life insurance, which is valued at the cash surrender value and the Plan's investment in an investment contract, which is valued at contract value. Participant loans are valued at the unpaid balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-divident date.

(c)  Payment of Benefits

Benefits are recorded when paid.

(d)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(f)  Reclassifications

Certain reclassifications have been made to prior year financials to conform with the current year's presentation.

(3) Investment Contract with Insurance Company

The Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (Principal Life), the Plan administrator. Principal Life maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.28% and 4.71% for 2002 and 2001, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, with no guaranteed minimum crediting interest rate provided. Such interest rates are reviewed on a daily basis for resetting.

(4)  Investments

The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets:

			                     2002                2001

 Principal Stable Value Fund	        $  3,295,491               -
 Principal Life Insurance Company
  Group Annuity Contract No. (3) 66219     1,925,305           2,147,941
 Principal Financial Group Inc. Stock
  Separate Account                           728,504               -
 Washington Mutual Investment Fund              -              2,559,524
 Income Fund of America                         -              1,236,792

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $451,746 and $462,821 respectively, as follows:

                                              2002               2001
Investments, at fair value:

  Pooled separate accounts                   291,766               7,350
  Common and collective trusts               131,057                 -
  Art's-Way Common Stock Fund                 46,371              (39,550)
  Shares of registered investment
    companies                                (17,448)             495,021

         Net change in fair value            451,746              462,821

(5) Related Party Transactions

Certain plan investments are common stock of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Other plan investments are pooled separate accounts and an investment contract managed by Principal Life and, therefore, these transactions qualify as party-in-interest transactions. Fees paid through the Plan for investment management services and loan transactions amounted to $11,008 and $14,655 for the years ended May 31, 2002 and 2001, respectively.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 16, 1993, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter,however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(8) Principal Demutualization

During 2001, Principal Life changed its corporate form from a policyholder-owned company to a publicly traded stockholder-owned company. As part of this process known as demutualization, Principal Life distributed shares of its stock to the Principal Financial Group, Inc. Stock Separate
Account for allocation to its policy and investment holders. On
December 7, 2001, the Plan received units of the Principal Financial
Group Inc. Stock Separate Account with a fair market value of $479,631.
On that same date. these units were allocated among the participant accounts based on the respective percentage of all the Plan participant account balances as of October 26, 2001. Plan participants were given the option to keep the units they received or transfer the value of these units to another investment option in the Plan. Only those participants who had an account balance on October 26, 2001 received a pro rata share of the demutualization compensation.

(9)  Restatement of 2001 Financial Statements

The 2001 financial statements were restated to properly reflect the cash surrender value of life insurance policies. The impact of the restatement was to increase previously reported net assets at May 31, 2001 by $91,628. The impact on the previously reported net decrease in the statement of changes in net assets available for plan benefits for the year ended May 31, 2001 was not significant.

               ART'S-WAY MANUFACTURING CO., INC.
                      401(K) SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
May 31, 2002

              (b)                (c)
        Identity of issue,   Description of
        borrower, lessor,    investment including
        or similar party     maturity date, rate
                             of interest, collateral,    (d)        (e)
(a)                          par, or maturity value      Cost   Current Value
   Gartmore Trust Company  Principal Stable Value Fund    **    $ 3,295,491
*  Principal Life
     Insurance Company     Group Annuity Contract
                             No. (3) 66219                **      1,925,305
*  Principal Life          Principal Financial Group,Inc.
     Insurance Company      Stock Separate Account        **        728,504
*  Art's-Way Manufacturing Common Stock                   **        178,010
     Company, Inc.
*  Principal Life          Government Securities
     Insurance Company      Separate Account              **        142,583
*  Principal Life          Janus Adv Capital Appreciation
     Insurance Company      Separate Account              **        112,536
   Lincoln Financial Group Life Insurance Cash Surrender
                            Value                         **         97,244
*  Principal Life          Large Cap Stock Index
     Insurance Company      Separate Account              **         84,877
*  Principal Life          Fidelity Adv. Value Strategy
     Insurance Company      Separate Account              **         81,911
*  Principal Life          Small Company Blend
     Insurance Company      Separate Account              **         77,299
*  Principal Life          Medium Company Blend
     Insurance Company      Separate Account              **         61,963
*  Principal Life          Large Co. Value Separate
     Insurance Company      Account                       **         54,714
*  Principal Life          Putnam Equity Income
     Insurance Company      Separate Account              **         48,300
*  Principal Life          International Stock
     Insurance Company      Separate Account              **         46,520
*  Participant Loans       5.75% - 10.50%               $  0        129,752

                                                                $  7,065,009
* Indicates party in interest.

** Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying independent auditors' report.